Exhibit 99.1

Unaudited Interim Report

for the three-month period

ended 31 March 2026

The following is a review of our financial condition and results of operations as of 31 March 2026 and for the three-month periods ended 31 March 2026 and 2025, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2026, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2025 filed with the SEC on 3 March 2026 (“2025 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2025 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2026 and for the three-month period ended 31 March 2026 and 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2026 and for the three-month period ended 31 March 2026 and 2025. The reported numbers as of 31 March 2026 and for the three-month period ended 31 March 2026 and 2025 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2026 and 2025 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137,000 employees based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was USD 59.3 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2025 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by geopolitical instability and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2026 Compared to the Three-Month Period Ended 31 March 2025

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2026 and 2025.

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD Million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	136,409	136,268	0.1
Revenue	15,267	13,628	12.0
Cost of sales	(6,620)	(6,044)	(9.5)
Gross profit	8,647	7,583	14.0
Selling, General and Administrative expenses	(4,743)	(4,188)	(13.3)
Other operating income/(expenses)	170	192	(11.5)
Exceptional items	56	(49)	-
Profit of the period	2,977	2,544	17.0
Profit from operations	4,129	3,538	16.7
Normalized EBITDA(2)	5,437	4,855	12.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer (primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages) and non-beer (primarily carbonated soft drinks and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(thousand hectoliters)		(%)(1)
North America	19,131	19,842	(3.6)
Middle Americas	35,985	35,081	2.6
South America	40,765	40,891	(0.3)
EMEA	20,931	20,752	0.9
Asia Pacific	19,548	19,648	(0.5)
Global Export and Holding Companies	50	54	(7.0)

Total	136,409	136,268	0.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2026 increased by 0.1 million hectoliters, or 0.1%, to 136.4 million hectoliters, compared to our consolidated volumes for the three-month period ended 31 March 2025, as a result of our performance mainly in Middle Americas and EMEA.

The results for the three-month period ended 31 March 2026 reflect the performance of our business after the completion of the following acquisitions and disposals we undertook in 2025 and 2026 (collectively, the “2025 and 2026 acquisitions and disposals”):

•

Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which we indirectly hold a 50% equity interest through our subsidiary Ambev, is accounted for as an associate using the equity method of accounting.

•	On 27 February 2026, we completed the acquisition of 85% of BeatBox Beverages, a ready-to-drink alcohol beverage business in the Unted States.

•

A series of other acquisitions and disposals, including the acquisition and termination of certain distribution rights in 2025. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Acquisitions, Divestitures and Other Arrangements of our 2025 Annual Report for additional information.

Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our volumes increased by 0.8% in the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025. On the same basis, our beer volumes increased by 1.2% and our non-beer volumes decreased by 1.9%.

North America

In the three-month period ended 31 March 2026, our volumes in North America decreased by 0.7 million hectoliters, or 3.6%, compared to the three-month period ended 31 March 2025. Excluding volume changes attributable to discontinued distribution rights in the United States, our total volumes decreased by 3.1% in the three-month period ended 31 March 2026, compared to the same period last year.

In the United States, our sales-to-retailers (“STRs”) increased by 0.3%, estimated to have outperformed an improved industry. Sales-to-wholesalers (“STWs”) declined by 3.2% as we cycled a challenging shipment phasing comparable. Our STRs and STWs tend to converge on a full year basis. We were the #1 share gainer in total alcohol as we continued to gain share in both beer and spirits, according to Circana. Our beer performance was led by Michelob Ultra and Busch Light, which continued to be the #1 and #2 volume share gainers in the industry respectively, according to Circana. Growth in our Beyond Beer portfolio was led by Cutwater, the #1 share gaining brand in the total spirits industry in the three-month period ended 31 March 2026, according to Circana. We are the leader in no-alcohol beer, with our portfolio gaining share. Beer category trends improved in the three-month period ended 31 March 2026 compared to the same period last year as weather patterns normalized and consumer sentiment stabilized, with flattish volumes, according to Circana.

In Canada, our volumes declined by low-single digits, with beer performance estimated to be in-line with a soft industry while we outperformed a growing Beyond Beer segment. Our beer performance was led by Michelob Ultra and Busch which were the top two volume share gainers in the industry, according to our estimates. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade which were two of the top three share gainers in the category, according to our estimates.

Middle Americas

In the three-month period ended 31 March 2026, our volumes in Middle Americas increased by 0.9 million hectoliters, or 2.6%, compared to the three-month period ended 31 March 2025. Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our total volumes increased by 4.8% in the three-month period ended 31 March 2026, compared to the same period last year.

In Mexico, our volumes increased by mid-single digits delivering record high first quarter volumes and outperforming the industry which grew by low-single digits, benefitting from Easter shipment phasing. Our performance was led by our above core beer portfolio, driven by Modelo and Michelob Ultra. Our mainstream beer portfolio continued to grow, led by Corona. We strengthened our position as the industry leader in no-alcohol beer, with our portfolio growing volume by strong double-digits, led by Corona Cero and Modelo Cero. In Beyond Beer, our portfolio grew volume by strong double-digits led by the Vicky’s brand family.

In Colombia, our volumes grew by mid-single digits, with our portfolio gaining share of alcohol beverages. Increased brand power and consistent execution drove our momentum with our business delivering record high first quarter volumes. Our above core beer brands led our performance with volume growth of high-single digits, led by Corona. Our mainstream beer portfolio continued to grow, delivering a mid-single digit volume increase.

In Peru, our volumes grew by high-single digits to reach a record high for the first quarter. Performance was led by our mainstream beer brands, which grew volumes by high-single digits, and our Beyond Beer portfolio, which grew volumes in the triple digits.

In Ecuador, our volumes increased by high-single digits, with industry growth driven by an improved consumer environment and supported by cycling a soft industry in the three-month period ended 31 March 2025.

South America

In the three-month period ended 31 March 2026, our volumes in South America decreased by 0.1 million hectoliters, or 0.3%, compared to the three-month period ended 31 March 2025, with our beer volumes increasing by 0.8% and our non-beer volumes decreasing by 3.1%.

In Brazil, our beer volumes increased by 1.2%, estimated to have outperformed the industry, and reached a record high for the first quarter. Non-beer volumes decreased by 3.9%, resulting in a total volume decline of 0.2%. Our premium and super premium beer brands led our performance, delivering low-twenties volume growth and strengthening our leadership position of the premium segment. Our mainstream beer performance improved sequentially, with an estimated gain in share of the segment. We are leading the industry in no-alcohol beer, with our portfolio growing volumes by low-teens and estimated to have gained share. In Beyond Beer, our portfolio grew volumes by high-teens, led by Beats and the launch of Flying Fish.

In Argentina, our volumes declined by low-single digits, with beer volumes estimated to have outperformed the industry in a constrained consumer environment.

EMEA

In the three-month period ended 31 March 2026, our volumes in EMEA increased by 0.2 million hectoliters, or 0.9%, compared to the three-month period ended 31 March 2025. Excluding volume changes attributable to 2025 and 2026 acquisitions and disposals and changes in presentation in Europe, our total volumes increased by 1.3% in the three-month period ended 31 March 2026, compared to the same period last year.

In Europe, our volumes grew by low-single digits, estimated to have outperformed the industry in the majority of our key markets, and supported by Easter shipment phasing. Our performance was driven by our megabrands, led by Corona which delivered high-single digit volume growth. Our no-alcohol beer portfolio is estimated to have grown market share in 5 of our 6 key markets, led by Corona Cero which delivered strong double-digit volume growth. We successfully activated the Milano Cortina 2026 Winter Olympics and created golden moments for consumers, with Corona and Corona Cero accounting for 60% of all beverages sold in Olympic venues during the event.

In South Africa, our volumes grew by low-single digits, with beer volumes estimated to have underperformed a low-single digit growing industry, while Beyond Beer outperformed. The momentum of our business continued, with the consistent execution of our strategy driving an increase in our portfolio brand power and record high first quarter volumes. Performance was driven by our premium and super premium beer brands, which grew volumes by mid-twenties, led by Corona. Our mainstream beer portfolio continued to grow, led by Carling Black Label. In Beyond Beer, our portfolio grew volumes by high-single digits led by Flying Fish and our spirits-based RTD innovations.

In Nigeria, our beer volumes declined by mid-single digits, estimated to have outperformed a soft industry.

In our other markets in Africa, our volumes grew by low-single digits, driven by Tanzania, Mozambique and Uganda.

Asia Pacific

For the three-month period ended 31 March 2026, our volumes decreased by 0.1 million hectoliters, or 0.5%, compared to the three-month period ended 31 March 2025.

In China, our volumes declined by 1.5%, improving sequentially from the fourth quarter of 2025, but underperforming the industry according to our estimates. Beer industry volume improved sequentially and was estimated to have grown slightly in the three-month period ended 31 March 2026. Our top priorities are to rebuild momentum and reignite growth. We are investing behind our megabrands and innovations, strengthening our execution, and expanding our in home channel presence. In the three-month period ended 31 March 2026, we increased sales and marketing investments to activate the Chinese New Year campaign for Budweiser and we launched Harbin 1900, a 100% pure malt classic lager innovation, to increase our participation in the fast growing core plus segment.

In South Korea, our business cycled a challenging shipment phasing comparable due to our April 2025 price increase, resulting in volumes declining by low-teens. We estimate that we have continued to gain market share in both the on-premise and in-home channels.

Global Export and Holding Companies

For the three-month period ended 31 March 2026, Global Export and Holding Companies volumes decreased by 7.0% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2026 as compared to our revenue for the three-month period ended 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change
	(USD million)		(%)(1)
North America	3,385	3,364	0.6
Middle Americas	4,505	3,784	19.0
South America	3,440	2,978	15.5
EMEA	2,274	1,965	15.7
Asia Pacific	1,474	1,450	1.6
Global Export and Holding Companies	189	86	119.2

Total	15,267	13,628	12.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 15,267 million for the three-month period ended 31 March 2026. This represented an increase of USD 1,639 million, or 12%, compared to our consolidated revenue for the three-month period ended 31 March 2025.

The results for the three-month period ended 31 March 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)1), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 100 million on our consolidated revenue for the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025.

•

Our consolidated revenue for the three-month period ended 31 March 2026 also reflects a positive currency translation impact of USD 961 million mainly arising from currency translation effects in Middle Americas, EMEA and South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation, our revenue increased by 5.8% and 4.5% on a per hectoliter basis in the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025, driven by the volume growth discussed above as well as revenue management and positive mix from premiumization and Beyond Beer. This increase was most significant in Middle Americas and South America.

As of 31 March 2026, BEES was live in 29 markets with 72% of our revenues captured through B2B digital platforms. In the three-month period ended 31 March 2026, BEES reached USD 14.6 billion in gross merchandise value (“GMV”), compared to USD 11.6 billion in the same period last year. BEES Marketplace reached USD 1.1 billion in GMV from sales of third-party products for the three-month period ended 31 March 2026 compared to USD 0.6 billion in the same period last year.

Additionally, our digital direct-to-consumer megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, served 12 million active consumers and generated USD 139 million in revenue in the three-month period ended 31 March 2026 compared to USD 117 million in the same period last year.

1 Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2026 as compared to the three-month period ended 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
North America	(1,356)	(1,410)	3.9
Middle Americas	(1,562)	(1,350)	(15.7)
South America	(1,657)	(1,450)	(14.3)
EMEA	(1,153)	(1,028)	(12.2)
Asia Pacific	(691)	(685)	(0.9)
Global Export and Holding Companies	(202)	(122)	(65.4)

Total	(6,620)	(6,044)	(9.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 6,620 million for the three-month period ended 31 March 2026. This represented an increase of USD 576 million, or 9.5%, compared to our consolidated cost of sales for the three-month period ended 31 March 2025. The results for the three-month period ended 31 March 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a positive impact of USD 59 million on our consolidated cost of sales for the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025.

•

Our consolidated cost of sales for the three-month period ended 31 March 2026 also reflects a negative currency translation impact of USD 400 million mainly arising from currency translation effects in Middle Americas, EMEA and South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our consolidated cost of sales increased by USD 235 million or 3.9%, partially impacted by the increase in volumes discussed above. On the same basis, our consolidated cost of sales increased by 2.3% on a per hectoliter basis, driven by transactional FX headwinds. This increase was most significant in South America and Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2026 as compared to the three-month period ended 31 March 2025. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2026 were USD 4,573 million, representing an increase of USD 577 million, or 14.4%, compared to our operating expenses for the same period in 2025.

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(4,743)	(4,188)	(13.3)
Other Operating Income/(Expenses)	170	192	(11.5)

Total Operating Expenses	(4,573)	(3,996)	(14.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2026 as compared to the three-month period ended 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
North America	(1,095)	(1,052)	(4.2)
Middle Americas	(1,081)	(911)	(18.7)
South America	(957)	(849)	(12.7)
EMEA	(739)	(607)	(21.8)
Asia Pacific	(455)	(420)	(8.2)
Global Export and Holding Companies	(416)	(349)	(19.2)

Total	(4,743)	(4,188)	(13.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,743 million for the three-month period ended 31 March 2026. This represented an increase of USD 555 million, or 13.3%, as compared to the three-month period ended 31 March 2025. The results for the three-month period ended 31 March 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 7 million on our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2026 also reflect a negative currency translation impact of USD 277 million mainly arising from currency translation effects in Middle Americas and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 6.5%, as we increased our sales and marketing investments.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2026 as compared to the three-month period ended 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
North America	2	14	(82.7)
Middle Americas	6	12	(50.0)
South America	108	97	11.2
EMEA	35	44	(21.6)
Asia Pacific	18	24	(25.2)
Global Export and Holding Companies	(0)	1	-

Total	170	192	(11.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the three-month period ended 31 March 2026 was USD 170 million. This represented a decrease of USD 22 million, or 11.5%, as compared to the three-month period ended 31 March 2025. The results for the three-month period ended 31 March 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 17 million on our net consolidated other operating income and expenses for the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025.

•

Our net consolidated other operating income and expenses for the three-month period ended 31 March 2026 also reflect a positive currency translation impact of USD 15 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals, and currency translation effects, our net consolidated other operating income and expenses decreased by 11.6%,mainly driven by lower disposals of non-core assets in the three-month period ended 31 March 2026 compared to the same period last year.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the three-month period ended 31 March 2026, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposals (including impairment losses). Exceptional items were as follows for the three-month period ended 31 March 2026 and 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025

	(USD million)
Restructuring	(23)	(12)
Business and asset disposals (including impairment losses)	79	(37)

Total	56	(49)

Restructuring

Exceptional restructuring charges amounted to a net expense of USD 23 million for the three-month period ended 31 March 2026 as compared to a net expense of USD 12 million for the three-month period ended 31 March 2025. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

Business and asset disposals (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net gain of USD 79 million for the three-month period ended 31 March 2026, mainly related to the gain on the sale of a brewery in the United States, as well as impairment of non-core assets, as compared to a net expense of USD 37 million for the three-month period ended 31 March 2025, mainly comprising of impairment of non-core assets.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2026 as compared to the three-month period ended 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
North America	1,054	932	13.1
Middle Americas	1,862	1,530	21.7
South America	926	773	19.8
EMEA	422	373	13.0
Asia Pacific	345	367	(6.1)
Global Export and Holding Companies	(479)	(438)	(9.4)

Total	4,129	3,538	16.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 4,129 million for the three-month period ended 31 March 2026. This represented an increase of USD 591 million, or 16.7%, as compared to our profit from operations for the three-month period ended 31 March 2025. The results for the three-month period ended 31 March 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2025 and 2026 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 63 million for the three-month period ended 31 March 2026 compared to the three-month period ended 31 March 2025.

•	Our consolidated profit from operations for the three-month period ended 31 March 2026 also reflects a positive currency translation impact of USD 295 million.

•

Our profit from operations for the three-month period ended 31 March 2026 had a positive impact of USD 56 million due to certain exceptional items, as compared to a negative impact of USD 49 million for the three-month period ended 31 March 2025. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the three-month period ended 31 March 2026 and 2025.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our profit from operations increased by 10.3%, primarily driven by revenue performance as disciplined resource allocation and overhead management offset transactional FX headwinds. This increase was most significant in Middle Americas, South America and North America.

Net Finance Income/(Expense)

Our net finance income/(expense) items were as follows for the three-month period ended 31 March 2026 and 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
Net interest expense	(613)	(621)	1.3
Accretion expense and interest on pensions	(216)	(167)	(29.5)
Other financial results	(220)	(196)	(12.5)
Net finance expense before exceptional finance results	(1,050)	(984)	(6.7)

Mark-to-market	631	602	4.9
Exceptional net finance income/(expense)	631	602	4.9

Net finance income/(expense)	(418)	(382)	(9.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the three-month period ended 31 March 2026 was USD 418 million, as compared to a net finance expense of USD 382 million for the three-month period ended 31 March 2025, representing an expense increase of USD 36 million.

The net finance expense before exceptional financial results increased from USD 984 million for the three-month period ended 31 March 2025 to USD 1,050 million for the three-month period ended 31 March 2026.

Exceptional net finance income/(expense) includes a positive mark-to-market adjustment of USD 631 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 602 million for the three-month period ended 31 March 2025.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025

Share price at the start of the three-month period (in euro)	54.90	48.25
Share price at the end of the three-month period (in euro)	59.72	56.92
Number of derivative equity instruments at the end of the period (in millions)	94.0	100.5

Share of Results of Associates

Our share of results of associates for the three-month period ended 31 March 2026 was USD 52 million as compared to USD 52 million for the three-month period ended 31 March 2025.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2026 was USD 786 million, with an effective tax rate of 21.2%, as compared to an income tax expense of USD 664 million and an effective tax rate of 21.0% for the three-month period ended 31 March 2025.

The effective tax rates for the three-month periods ended 31 March 2026 and 2025 were positively impacted by non-taxable gains from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB.

Profit of the Period

Profit for the three-month period ended 31 March 2026 was USD 2,977 million compared to USD 2,544 million for the same period in 2025, primarily due to the increase in profit from operations.

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025
	(USD million)
Profit attributable to non-controlling interests	414	396
Profit attributable to equity holders of AB InBev	2,563	2,148

Profit of the period	2,977	2,544

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 414 million for the three-month period ended 31 March 2026, an increase of USD 17 million from USD 396 million for the three-month period ended 31 March 2025.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2026 was USD 2,563 million compared to USD 2,148 million for the same period in 2025.

Basic earnings per share of USD 1.30 for the three-month period ended 31 March 2026 is based on 1,978 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the three-month period ended 31 March 2026 was USD 1,923 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the three-month period ended 31 March 2026 was USD 0.97. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the three-month period ended 31 March 2026 was primarily due to the increase in profit from operations in the three-month period ended 31 March 2026 compared to the same period in 2025.

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025
	(USD million)
Profit attributable to equity holders of AB InBev	2,563	2,148
Exceptional items, before taxes	(56)	49
Exceptional net finance expense, before taxes	(631)	(602)
Exceptional taxes	23	(11)
Exceptional non-controlling interest	(3)	(1)
Hyperinflation impacts	28	23

Underlying profit, attributable to equity holders of AB InBev(1)	1,923	1,606

Note:

(1)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Profit Attributable to Our Equity Holders” of our 2025 Annual Report for additional information on our definition and use of Underlying profit, attributable to equity holders of AB InBev.

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025

	(USD per share)
Basic earnings per share	1.30	1.08
Exceptional items, before taxes	(0.03)	0.02
Exceptional net finance expense, before taxes	(0.32)	(0.30)
Exceptional taxes	0.01	(0.01)
Exceptional non-controlling interest	(0.00)	(0.00)
Hyperinflation impacts	0.01	0.01

Underlying EPS(1)	0.97	0.81

Note:

(1)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Profit Attributable to Our Equity Holders” of our 2025 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 1,978 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2026 (31 March 2025: 1,994 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the three-month period ended 31 March 2026 as compared to the three-month period ended 31 March 2025:

	Three-month period ended 31 March 2026	Three-month period ended 31 March 2025	Change

	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	2,563	2,148	19.3
Profit attributable to non-controlling interests	414	396	4.4

Profit of the period	2,977	2,544	17.0
Net finance expense	418	382	(9.6)
Income tax expense	786	664	(18.4)
Share of results of associates	(52)	(52)	-

Profit from operations	4,129	3,538	16.7
Exceptional items	(56)	49	-
Profit from operations, before exceptional items(2)	4,073	3,587	13.5

Depreciation, amortization and impairment	1,364	1,268	(7.6)

Normalized EBITDA(3)	5,437	4,855	12.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Profit from operations, before exceptional items, is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Normalized EBITDA” of our 2025 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Normalized EBITDA” of our 2025 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 5,437 million for the three-month period ended 31 March 2026. This represented an increase of USD 582 million, or 12.0%, as compared to our Normalized EBITDA for the three-month period ended 31 March 2025.

The results for the three-month period ended 31 March 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2025 and 2026 and (ii) currency translation effects, including the impact of hyperinflation accounting.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our Normalized EBITDA increased by 5.3%, primarily driven by revenue performance as disciplined resource allocation and overhead management offset transactional FX headwinds.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentine subsidiaries.

The results for the three-month period ended 31 March 2026 were translated at the March 2026 closing rate of 1,382.70 Argentine pesos per U.S. dollar. The results for the three-month period ended 31 March 2025 were translated at the March 2025 closing rate of 1,073.92 Argentine pesos per U.S. dollar.

The impact of hyperinflation accounting for the three-month period ended 31 March 2026 amounted to USD 20 million increase in revenue and represented a negative impact of USD 0.01 on basic earnings per share.